Exhibit 99.1

Chinese Patent Granted for A*STAR Spinoff, CytoMed Therapeutics’ Licensed Allogeneic CAR-Gamma Delta T Cell Technology

The Company now has exclusive rights to a US and Chinese patent.

Singapore, Singapore – (August 1, 2023) – CytoMed Therapeutics Limited (NASDAQ: GDTC) (“CytoMed” or “Company”), a Singapore-based biopharmaceutical company focused on harnessing its proprietary technologies to develop novel donor-derived cell-based immunotherapies for the treatment of various cancers, announced that the chimeric antigen receptor gamma delta T cell (CAR-γδ T cell) technology, which is exclusively licensed from the Agency for Science, Technology and Research (A*STAR), has been granted a patent by the China National Intellectual Property Administration (CNIPA).

“With our first in-human trial for CAR-γδ T cells set to begin in Singapore in the second half of 2023, and the recent successful recruitment of our first blood donor for the trial, we are especially thrilled to learn that our technology has received a Chinese patent,” said Peter Choo, Chairman of CytoMed. “We have also started to seek partnerships in the vast China market.”

The patent titled “Gamma Delta T Cells and a Method of Augmenting the Tumoricidal Activity of the Same” covers technologies for the clinical-scale expansion of γδ T cells from a small amount of donor peripheral blood cells, as well as the modification of the expanded γδ T cells to incorporate a CAR that enables the modified cells to recognize a wide range of cancers, including both solid and hematologic cancers.

Patent No. ZL201880023646.8, published as CN 110494558 B, is owned by A*STAR and exclusively licensed to the Company. The Company holds an exclusive, worldwide license, for use in immunotherapy, including stem cell therapy, until the expiration of the patent covering technology.

The Company received approval in January 2023 from the Health Sciences Authority (HSA) in Singapore to conduct a Phase I clinical trial. The clinical trial, in partnership with the National University Hospital (NUH), Singapore has recruited its first blood donor. The donor blood will be used to manufacture allogeneic CAR-γδ T cells for the study. The cells will be processed in CytoMed’s current PIC/S Good Manufacturing Practice (GMP) facility in Malaysia. The Phase I trial is expected to initiate in the second half of 2023.

CytoMed’s CAR-γδ T cell technology has been developed as an investigational cancer therapy to target NKG2D ligands, a type of stress-induced cancer antigens. The risk of “on-target-off-cancer” side effects may be reduced by targeting stress-induced antigens that are mainly expressed on cancer cells such as NKG2D ligands.

The Company’s other licensed technology from A*STAR is an induced pluripotent stem cell (iPSC)-based technology to derive a novel synthetic γδ NKT cells for the treatment of various types of cancers. A patent for this proprietary technology has already been granted in Japan, and this asset is under preclinical development.

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About CytoMed Therapeutics Limited (CytoMed)

Incorporated in 2018, CytoMed was spun off from the Agency for Science, Technology and Research (A*STAR), Singapore’s leading research and development agency in the public sector. It is a biopharmaceutical company focused on harnessing its licensed proprietary technologies to create novel cell-based immunotherapies for the treatment of human cancers. The development of novel technologies has been inspired by the clinical success of existing CAR-T therapies in treating hematological malignancies, as well as the current clinical limitations and commercial challenges in extrapolating the CAR-T principle into treatment of solid tumors. For more information, please visit www.cytomed.sg and follow us on Twitter @CytomedSG,on LinkedIn, and Facebook

About the Agency for Science, Technology, and Research (A*STAR)

The Agency for Science, Technology and Research (A*STAR) is Singapore’s lead public sector Research and Development (R&D) agency. Through open innovation, we collaborate with our partners in both the public and private sectors to benefit the economy and society. As a Science and Technology Organization, A*STAR bridges the gap between academia and industry. Our research creates economic growth and jobs for Singapore, and enhances lives by improving societal outcomes in healthcare, urban living, and sustainability. A*STAR plays a key role in nurturing scientific talent and leaders for the wider research community and industry. A*STAR’s R&D activities span biomedical sciences to physical sciences and engineering, with research entities primarily located in Biopolis, Singapore, and Fusionopolis, Singapore.

Forward Look Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s plans to develop and commercialize its product candidates; the initiation, timing, progress and results of the Company’s current and future pre-clinical studies and clinical trials and the Company’s R&D programs; the Company’s expectations regarding the impact of the ongoing COVID-19 pandemic on its business, the Company’s industry and the economy; the Company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing; the Company’s ability to successfully acquire or obtain licenses for additional product candidates on reasonable terms; the Company’s ability to establish and maintain collaborations and/or obtain additional funding and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date hereof.

Investor and Media Contacts

Investors:

Matt Hughes

Allele Capital Partners

mhughes@allelecapital.com

Media:

Toni McLaughlin

Allele Communications

tmclaughlin@allelecommunications.com